Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

June 21, 2018

Via Edgar Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Samantha Brutlag

RE:	FlexShares® Trust (the “Trust” or “Registrant”)
Post-Effective Amendment No. 76 to the Registration Statement on Form
N-1A (File Nos. 333-173967 and 811-22555)

Dear Ms. Brutlag:

The following responds to an additional comment that you provided to us by telephone on June 19, 2018 in response to our letter to you dated June 15, 2018, regarding the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A (“PEA 76”). PEA 76 was filed to register shares of a new portfolio of the Trust: FlexShares® High Yield Value-Scored US Bond Index Fund (the “Fund”).

Our response follows your comment. Terms not otherwise defined herein shall have the meaning ascribed to them in the PEA 76. The changes to the Trust’s disclosure discussed below will be reflected in Post-Effective Amendment No. 78 to the Trust’s Registration Statement (“PEA 78”), which will be filed today.

Prospectus

1.    Comment: Consider disclosing that the Underlying Index methodology does not target a specific duration and that, although bonds must have a remaining time to maturity of at least one year to be included in the Underlying Index, there is no limit on the maximum remaining time to maturity.

Response: In response to your comment, the following disclosure will be added to the principal investment strategy:

“ Accordingly, the Fund does not have any portfolio maturity limitation and may invest its assets from time to time in instruments with varying maturities.”

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

Copy to:     Peter K. Ewing

          Ann Marie Halter

          Jose Del Real, Esq.

          Diana E. McCarthy, Esq.